UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 11-K

(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
           EXCHANGE ACT OF 1934

For the year ended December 31, 2003

OR

[  ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934

For the transition period from ___________ to

Commission file number 001-16385

NUI CORPORATION SAVINGS AND INVESTMENT PLAN

NUI Corporation
550 Route 202-206
P.O. Box 760
Bedminster, New Jersey  07921-0760

NUI CORPORATION

SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002

TOGETHER WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

NUI CORPORATION

SAVINGS AND INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

                                                                                                                                  Page

Report of Independent Registered Public Accounting Firm

Financial Statements:

                Statements of Net Assets Available for Benefits                                                 1

                Statement of Changes in Net Assets Available for Benefits                                 2

                Notes to Financial Statements                                                                        3-5

Supplemental Schedule:

Schedule H Part IV Line 4(i)-Schedule of Assets (Held At End of Year)
at December 31, 2003                                                                                                      6

All other supplemental schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and the applicable regulations issued by the Department of Labor.

 NUI CORPORATION
SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2003 AND 2002

	2003	2002

Assets (See Note 3)

NUI Common Stock Fund	$11,294,645	$13,017,206

Investments	30,870,965	24,468,585

Loans to Participants	1,186,159	1,208,090

Receivables:

Participant Contributions	110,701	124,528

Employer Contributions	34,685	8,238
Accrued Income	4,714	4,414

Amounts Due from Broker	1,555	13,728

Cash	48,653	11,605

Net Assets Available for Benefits	$43,552,077	$38,855,854

The accompanying notes to financial statements are an integral part of this statement.

NUI CORPORATION
SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003

Additions to Net Assets Attributed to:

Investment Income (See Note 3):
Dividends	$1,420,123
Participant Loan Interest	79,874
Other Interest	80,559
1,580,556

Contributions:
Participants'	2,807,668
Employer's	1,125,265
Rollovers	126,987
4,059,920
Net realized and unrealized appreciation in fair value of investments (See Note 3)	2,733,476

Total Additions	8,373,952

Deductions to Net Assets Attributed to:

Benefit Payments to Participants	(3,251,306)
Withdrawals	(380,122)
Expenses, net	(46,301)

Total Deductions	(3,677,729)

Net Increase in Net Assets Available for Benefits	4,696,223

Net Assets Available for Benefits:

Beginning of Year	38,855,854

End of Year	$43,552,077

The accompanying notes to financial statements are an integral part of this statement.

NUI CORPORATION
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

1.  Summary Description of Plan

The NUI Corporation Savings and Investment Plan (the Plan) is a defined contribution plan covering eligible employees of NUI Corporation and its subsidiaries (the company).  The Plan, as amended, conforms to the requirements of the Employee Retirement Income Security Act of 1974, as amended. The following description provides only general information.  See the Plan agreement for a more complete description.

The Plan allows eligible employees who participate to make "basic" contributions of up to 6 percent of their annual base pay, which are matched by contributions by the company.  Participants investing in the NUI Stock Fund are matched by the company at 60 percent of their "basic" contributions. "Basic" contributions invested in all other funds were matched by the company at 50 percent through September 30, 2002. Effective October 1, 2002, "basic" contributions invested in all other funds are matched by the company at 60 percent.  Participants may make additional contributions of up to 10 percent of their annual base pay, providing these contributions do not exceed limits imposed by the Internal Revenue Code of 1986, as amended (the Code).  These additional contributions are not matched by the company. Contributions may be made on a before-tax or after-tax basis as permitted by tax regulations.

If a participant of the Plan receives a lump sum distribution from a qualified pension, savings or profit sharing plan of a previous employer, a "rollover" contribution by the participant of the taxable amount of the lump sum distribution may be made to the Plan.

Company contributions are invested in the NUI Stock Fund, unless the participant has reached age 55, whereby they can direct the investment of these contributions into any fund.  Participant contributions may be invested in the following funds: Barclays Global Investors S&P 500 Stock Fund, Conseco Equity Fund, Hennessy Cornerstone Growth Fund, Lord Abbett Mid Cap Value Fund, Merrill Lynch Aggregate Bond Index Fund, Merrill Lynch Retirement Preservation Trust, NUI Stock Fund, Oppenheimer Global Opportunity Fund, PIMCO Small Cap Value Fund, Templeton Foreign Fund, Van Kampen Growth and Income Fund, and Wells Fargo Large Company Growth Fund as designated by the participants. A Plan participant is vested at all times in the amount of his/her contributions and earnings thereon.  A participant is  100 percent vested in company contributions after one year of service. An eligible employee with one or more years of service with the company becomes fully vested upon entering the Plan.  A participant also becomes fully vested upon attaining his/her normal retirement date as an employee, or upon his/her death or disability.  Forfeitures of a participant's non-vested account balances can be used to pay Plan fees and/or reduce company contributions, as directed by the Plan Administrator. There were no forfeitures during the year ended December 31, 2003 and $26,123 of forfeitures during the year ended December 31, 2002.

Participants may borrow up to 50 percent of the value of the vested portion of their accounts, excluding the company match portion of their accounts, as calculated on the effective date of the loan, up to a maximum of $50,000. The interest rate is the prime rate plus 1 percent at the time of the loan.  The term of the loan cannot exceed five years, nor be less than one year. If a participant's employment is terminated for any reason, the remaining unpaid loan balance becomes immediately due and payable, and if unpaid, may become a taxable distribution. Loan repayments are credited to a participant's account based upon the participant's investment election for new contributions.

Although it has not expressed any intent to do so, the company has the right under the Plan agreement to terminate the Plan. Upon termination, all employees would become 100 percent vested and benefits would be distributed to participants.

2.  Significant Accounting Policies

The financial statements have been prepared on the accrual basis of accounting.

The preparation of financial statements require the company's management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

The Plan's investments in each Investment Fund are maintained in shares/units. Shares of registered investment plan companies are valued at quoted market prices which represent the net asset value of shares held by the plan at year-end. The market value of the Insured Money Market Fund and loans to participants are based on cost, which approximates market value.  The value of the Merrill Lynch Retirement Preservation Trust (the Trust) is based on the contract values of the Trust's underlying assets, which approximates fair value (contributions plus earnings less withdrawals and expenses). The market value of the NUI Stock Fund is based on the published market quotation of the fund's underlying assets. The market values of the remaining funds are based on their published quotations.

Purchases and sales of securities are recorded on a trade-date basis.  Amounts due from broker represent trade date investment activity pending settlement as of December 31, 2003. Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.

Distributions are recorded when paid.

The Plan provides for various investment options which are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in risks in the near term, it is at least reasonably possible that changes in risks would materially affect participants account balances and the amounts reported in the statements of net assets available for benefits and statements of changes in net assets available for benefits.

3.  Investment Funds

The following are investments that represent 5 percent or more of the Plan's net assets:

	December 31,

	2003	2002

NUI Common Stock Fund, 700,660 and 754,183 shares/units, respectively	$11,294,645	$13,017,206
Merrill Lynch Retirement Preservation Trust, 10,330,260 and 9,231,145 shares/units, respectively	$10,330,260	$9,231,145
Barclays Global Investors S&P 500 Stock Fund, 49,673 and 50,293 shares/units, respectively	$6,692,893	$5,366,805
Wells Fargo Large Company Growth Fund, 77,854 and 66,230 shares/units, respectively	$3,715,993	$2,499,515
Merrill Lynch Aggregate Bond Index Fund, 314,190 and 101,930 shares/units, respectively	$3,427,809	$1,116,136
Barclays Global Investors Asset Allocation Fund, 0 and 609,746 shares/units, respectively	$---	$4,999,914

Investments were impacted during the year ended December 31, 2003 as follows:

Net Appreciation in Fair Value (including gains and losses on investments bought and sold, as well as held during the year)
NUI Common Stock Fund	$(872,882)
Other Plan Investments
Registered Investment Companies	3,606,358
Net appreciation in Fair Value	$2,733,476
Dividend income by investment class

NUI Common Stock Fund	$718,515
Other Plan Investments
Registered Investment Companies	284,941
Bank Commingled Trust	416,667
701,608
Total Dividend Income	$1,420,123

The Plan uses an insured money market fund as a pass-through of amounts in and out of the Investment Funds. This fund had a balance of $48,653 and $11,065 at December 31, 2003 and 2002, respectively. Interest and other income earned by the Investment Funds are reinvested by the Trustee in accordance with the terms of the Plan.

4.  Tax Status

The Internal Revenue Service issued a determination letter, dated July 22, 1995, which stated that the Plan, as designed, met the requirements of Section 401(a) of the Internal Revenue Code and was exempt from taxation. Although the Plan has been amended since that date, management believes the Plan continues to operate in accordance with IRS regulations and therefore continues to be exempt.

Under present Federal income tax law, a participant is not taxed currently on any before-tax contributions or company contributions to the Plan, income earned by the Plan, or gain on the sale of securities held by the Plan until the participant's account is distributed to him/her or made available to him/her without restriction.  Participants are taxed currently on the amount of their after-tax contributions.

5. Related Party Transactions

Certain Plan investments are shares/units of registered investment companies (mutual funds) and a bank commingled trust issued by Merrill Lynch & Company.  Merrill Lynch & Company is an affiliated company of Merrill Lynch Trust Company, the trustee of the Plan and therefore, these transactions qualify as party-in-interest transactions. Transactions resulting in Plan assets being transferred to, or used by a related party are prohibited under ERISA unless a specific exemption exists. Merrill Lynch Trust Company is a party-in-interest as defined by ERISA as a result of investing Plan assets in its funds and accounts and providing investment management services.  Fees are paid by the Plan for investment management services. However, such transactions are exempt under Section 408 (b) (8) and are not prohibited under ERISA.

Record keeping and investment fund election changes and loan fees are paid by the participants from their accounts.  Investment management fees are also paid by the participants and are included as a reduction of the investment return.  All other fees of the Plan  (e.g. legal, accounting, tax, etc.) are paid by the company.

EIN #22-1869941                                                                                                         Schedule H
PLAN #002

NUI Corporation
Savings and Investment Plan
Schedule H Part IV Line 4(i) - Schedule of Assets
(Held At End of Year)
At December 31, 2003

Identity of Issue	Description of Investment	Shares/ Units	Historical Cost	Current Value

Merrill Lynch Trust Company*
	Merrill Lynch Self-Direct Brokerage Account Option	362,518	$ 362,518	$ 362,518
	Barclays Global Investors S&P 500 Stock Fund	49,673	$ 5,390,245	$ 6,692,893
	Conseco Equity Fund Class A	45,902	$ 385,014	$ 475,547
	Hennessy Cornerstone Growth Fund	50,891	$ 1,090,793	$ 984,739
	Lord Abbett Developing Growth Fund, Inc.	25,820	$ 363,715	$ 274,728
	Lord Abbett Mid Cap Value Fund Class P	28,280	$ 420,902	$ 523,743
	Merrill Lynch Aggregate Bond Index Fund	314,190	$ 3,446,123	$ 3,427,809
	Merrill Lynch Retirement Preservation Trust	9,231,145	$ 9,352,980	$ 9,231,145
	NUI Stock Fund	700,660	$11,891,296	$ 11,294,645
	Oppenheimer Global Growth and Income Fund	36,215	$ 586,857	$ 927,099
	PIMCO Small Cap Value Fund Class A	16,766	$ 350,434	$ 420,156
	Templeton Foreign Fund	139,838	$ 1,150,334	$ 1,487,876
	Van Kampen Growth and Income Fund Class A	84,386	$ 1,214,066	$ 1,522,332
	Wells Fargo Large Company Growth Fund	77,854	$ 2,996,492	$ 3,715,993
Participants' Loans*	Loans, at interest rates ranging from 5.00 percent to 11.0 percent	-	$ 1,186,159	$ 1,186,159

* Represents a party in interest.

The accompanying notes to financial statements are an integral part of this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                             NUI CORPORATION

June 30, 2004                                                       /S/  Steven D. Overly
                                                                                   Plan Administrator

June 30, 2004                                                      /S/  Craig G. Matthews
                                                                                   Plan Sponsor